NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

NYSE hereby notifies the SEC of its
intention to remove the entire class of
the stated securities from listing and
registration on the Exchange at the
opening of business on April 21, 2014,
pursuant to the provisions of
Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(4) That the
entire class of this security was redeemed or expired on December 31, 2012.

The removal of the Rights to Purchase
Preferred Stock of OMEGA PROTEIN
CORPORATION is being effected because
the Exchange knows or is reliably informed that on April 1, 2014 all rights pertaining to the entire class of this security were extinguished.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on April 1, 2014.